Form 51-102F3

Securities Act (Ontario)

MATERIAL CHANGE REPORT

1. Name and Address of Company

Intier Automotive Inc.
521 Newpark Boulevard
Newmarket, ON L3Y 4X7

2. Date of Material Change

October 25, 2004

3. News Release

A press release was issued in Newmarket, Ontario, Canada, on October 25, 2004, and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities via SEDAR, to The Toronto Stock Exchange, to the NASDAQ National Market, and to Canada NewsWire for publication and dissemination through its Canadian Custom Disclosure Network, English, Metro New York Network, Investors Research Wire and Thompson One Analytics (First Call).

4. Summary of Material Change

Intier Automotive Inc. announced on October 25, 2004 that its Board of Directors has received a proposal from Magna International Inc. to acquire all the outstanding Class A Subordinate Voting Shares of Intier not owned by Magna. Magna has proposed that the transaction be effected by way of a court-approved plan of arrangement under Ontario law.

5. Full Description of Material Change

See Intier's press release attached as Schedule A for a full description of the Material Change.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Michael McCarthy, Executive Vice-President and Chief Financial Officer of Intier at telephone 905-830-5824.

9. Date of Report

DATED at Newmarket, Ontario this 25th day of October, 2004.
INTIER AUTOMOTIVE INC.
per: /s/ "Bruce R. Cluney"
Bruce R. Cluney Secretary

SCHEDULE A
Intier Automotive Inc.	521 Newpark Blvd., Newmarket, Ontario Canada L3Y 4X7 Tel: 905 898 5200 Legal Fax: 905 898 6053

PRESS RELEASE

INTIER RECEIVES PRIVATIZATION PROPOSAL FROM MAGNA

Monday, October 25, 2004, Newmarket, Ontario, Canada       Intier Automotive Inc. (TSX: IAI.A, NASDAQ: IAIA) announced today that its Board of Directors has received a proposal from Magna International Inc. to acquire all the outstanding Class A Subordinate Voting Shares of Intier not owned by Magna. Magna has proposed that the transaction be effected by way of a court-approved plan of arrangement under Ontario law.

Under the proposal, shareholders of Intier would receive 0.3847 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Intier or, at the election of any shareholder, cash based on the volume-weighted average trading price ("VWAP") of Magna's Class A Subordinate Voting Shares over the five trading days ending on the last trading day immediately preceding the effective date of the plan of arrangement. The aggregate cash payable to all electing Intier shareholders in the proposed transaction would be capped at Cdn.$125 million, representing approximately half of the total consideration contemplated by the proposal based on the VWAP of Magna's Class A Subordinate Voting Shares over the 20 trading days ended October 22, 2004, being the last trading day prior to making the proposal. If shareholders elect to receive cash in excess of Cdn.$125 million in the aggregate, the total cash available will be prorated among those shareholders electing to receive cash and the balance of their consideration will be satisfied in Magna Class A Subordinate Voting Shares. The consideration offered represents a premium of approximately 36.5% over the relative VWAPs of Magna's Class A Subordinate Voting Shares and Intier's Class A Subordinate Voting Shares over the past 20 trading days and a premium of 30.6% over the relative closing prices of such shares on the TSX on October 22, 2004.

The proposed transaction is proposed to be carried out by way of a court-approved plan of arrangement under Ontario law and is subject to applicable securities laws, including the Ontario rules that specifically govern going-private transactions of this nature. In addition to court approval, the transaction would require the approval of the shareholders of Intier, including by way of a majority of the votes cast by holders other than Magna and its affiliates and other insiders.

Intier's Board of Directors will review Magna's proposal and will respond in due course having regard to all applicable legal and regulatory requirements.

Intier is a global full service supplier and integrator of automotive interior and closure components, systems and modules with manufacturing facilities and product development, engineering and testing centres in North America, Europe, Brazil, Japan and China.

For further information please contact Michael McCarthy, Executive Vice-President and Chief Financial Officer of Intier at (905) 898-5200.

This press release may contain forward-looking statements within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties which may cause actual future results and performance of Intier Automotive Inc. (the "Company") to be materially different from those expressed or implied in these statements. These risks, assumptions and uncertainties include, but are not limited to: industry cyclicality, including reductions or increases in production volumes; trade and labour disruption; pricing concessions and cost absorptions; product warranty, recall and product liability costs; the Company's financial performance; changes in the economic and competitive markets in which the Company competes; relationships with OEM customers; customer price pressures; the Company's dependence on certain vehicle programs; currency exposure; energy prices; and certain other risks, assumptions and uncertainties disclosed in the Company's public filings. The Company disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.